Filed by R1 RCM Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: R1 RCM Inc.

Commission File No.: 001-34746

The following document was sent to all employees of R1 RCM on January 10, 2022.

1.	Why is R1 acquiring Cloudmed? Why now?

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Since announcing our digital transformation three years ago, we have taken a number of steps to enhance our industry leadership. This announcement is another important step forward in this journey, accelerating our strategy to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare.

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At a time when health is of the upmost value to our society and as our industry experiences rising healthcare costs, there has never been a better time to enhance our solutions and meet customers where they are to address their needs.

•	With Cloudmed, we plan to enhance our platform and automation capabilities and create a best-in-class platform with market-leading capabilities to drive improved outcomes for our customers.

2.	Who is Cloudmed?

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Cloudmed brings an industry-leading revenue intelligence platform that combines cloud-based data architecture and deep domain expertise with intelligent automation to identify opportunities to deliver additional appropriate revenue to customers.

•	They serve more than 400 of the largest health systems in the United States, including 47 of the top 50 hospital systems.

3.	What does this mean for employees?

•	This announcement will have no immediate impact on your day-to-day roles and responsibilities.

•	Until the transaction closes, which we expect to occur in the second quarter of 2022, R1 and Cloudmed will remain separate, independent companies.

•	In the coming weeks and months, we will be working on integration planning to determine how best to combine Cloudmed with our business.

4.	How do R1’s and Cloudmed’s cultures compare?

•	Cloudmed shares R1’s values and focus on innovation, with a concerted focus on driving value for healthcare providers.

•	We expect this will be a seamless transition and look forward to welcoming the talented team at Cloudmed to R1 – we have a very bright future together.

5.	What are your plans for integrating Cloudmed into R1? Can I begin to collaborate with Cloudmed employees?

•	We will have a dedicated integration team working through all the details on bringing our companies together composed of members from both R1 and Cloudmed to help lead this process.

•	Our top priority is ensuring a seamless transition, and we look forward to providing updates on our integration efforts along the way.

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While we know our teams may be excited to begin working together, R1 and Cloudmed will remain separate companies until the closing. As a result, you should not interact with Cloudmed employees unless directed to do so in connection with our integration planning activities.

6.	Will there be any changes to leadership? Headquarters? Other operations?

•	Joe Flanagan will continue to serve as our CEO, and there will be no changes to our headquarters or facilities as a result of this transaction.

•	We will have a dedicated integration team working through all the details on bringing our companies together composed of members from both R1 and Cloudmed to help lead this process.

•	Our top priority is ensuring a seamless transition.

7.	What does this transaction mean for current R1 customers as well as prospects?

•	With Cloudmed, we expect to enhance our platform and automation capabilities and create a best-in-class platform with market-leading capabilities to drive improved outcomes for our customers.

•	Until the transaction is complete, R1 and Cloudmed remain separate companies, and we will continue to work with R1 customers and prospects independently.

8.	When will the transaction be completed? What needs to happen before the transaction can close?

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The transaction is expected to close in Q2 2022, subject to approval of the stock issuance by R1 shareholders, the effectiveness of a registration statement on Form S-4, receipt of regulatory approvals and the satisfaction of other customary closing conditions.

9.	What should I say if I’m asked about today’s announcement by members of the media or investment community?

•	If you receive any inquiries from members of the media, please direct them to Stephanie Kowalski at skowalski@r1rcm.com.

•	If you receive any inquiries from an investor, please direct them to Atif Rahim at arahim@r1rcm.com.

10.	Who can I contact if I have more questions?

•	Please submit additional transaction-related questions to INSERT EMAIL.

•	As always, please do not hesitate to raise any questions or concerns to your People Leader.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction, and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2020, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that R1 intends to file relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Information About the Transaction and Where to Find It

This communication includes information regarding the proposed transaction between R1 and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. R1 intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of R1. R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statements, the proxy statement / prospectus (when available) and all other relevant documents filed or that will be filed with the SEC by R1 through the web site maintained by the SEC at www.sec.gov.

The documents filed by R1 with the SEC also may be obtained free of charge at R1’s website at https://r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

Participants in the Solicitation

R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.